Exhibit 12.1

Caleres, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended					Twenty-six Weeks Ended

	January 29, 2011	January 28, 2012	February 2, 2013	February 1, 2014	January 31, 2015	August 2, 2014	August 1, 2015
	(in millions)

Earnings before income taxes	$50.5	$4.7	$51.8	$77.7	$110.1	$49.8	$49.1

Interest expense	19.0	25.4	23.0	21.3	20.4	10.4	8.8

Interest portion of rent expense (1)	30.1	30.5	29.0	28.7	28.6	14.2	14.4

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$99.6	$60.6	$103.8	$127.7	$159.1	$74.4	$72.3

Interest expense	$19.0	$25.4	$23.0	$21.3	$20.4	$10.4	$8.8

Capitalized interest	1.3	—	—	—	—	—	—

Interest portion of rent expense (1)	30.1	30.5	29.0	28.7	28.6	14.2	14.4

TOTAL FIXED CHARGES	$50.4	$55.9	$52.0	$50.0	$49.0	$24.6	$23.2

RATIO OF EARNINGS TO FIXED CHARGES	1.98	1.08	2.00	2.55	3.25	3.02	3.12

(1) Calculated as 20% of rent expense, which is a reasonable approximation of the interest factor.